TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, California 90017

April 8, 2013

VIA EDGAR CORRESPONDENCE

Cindy Rose

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Funds, Inc. (the “Registrant”)

(File Nos. 33-52272 and 811-07170)

Dear Ms. Rose:

We wish to respond by this letter to the oral comments provided on March 26, 2013 by Ms. Cindy Rose of the U.S. Securities and Exchange Commission’s (“SEC”) staff with respect to the Registrant’s most recent annual report filed on Form N-CSR pursuant to Section 30(b)(2) of the Investment Company Act of 1940 (the “1940 Act”), and Section 13(a) or 15(d) of the Securities Exchange Act of 1934, filed pursuant to Rule 30b2-1(a) under the 1940 Act, on December 31, 2012 (the “Filing”). Throughout this letter, capitalized terms have the same meaning as in the Filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General

1.	Comment: Several series have been liquidated, including the TCW Emerging Markets Equities Fund, TCW Global Flexible Allocation Fund and TCW Global Moderate Allocation Fund. Please revise the status of the series’ identifiers on EDGAR to indicate that these series are inactive.

Response: Rule 313 of Regulation S-T requires registrants to mark as inactive for EDGAR purposes any series and/or class that is no longer offered, goes out of existence, or deregisters after the last EDGAR filing is made for that series and/or class. The Registrant will implement the requested change with respect to TCW Emerging Markets Equities Fund as it has made its last EDGAR filing. The Registrant must still make several EDGAR filings for TCW Global Flexible Allocation Fund and TCW Global Moderate Allocation Fund. After these filings have been made, the Registrant will revise the status of the series’ identifiers on EDGAR to indicate that these series are inactive.

2.	Comment: The registration statement and certain other offering materials for several series, including the TCW Enhanced Commodity Fund and TCW International Growth Fund, are not available on the Registrant’s website. Please make the materials available on the Registrant’s website.

Response: The TCW Enhanced Commodity Fund and TCW International Growth Fund are not currently offered for sale to the public, and thus, the Registrant has not made the materials for the series publicly available on its website. The registration statement and other offering materials for such series will be made available on the Registrant’s website prior to their being offered for sale to public.

3.	Comment: Per Instruction 4 to Item 27(b)(7)(iv) of Form N-1A, in the Management Discussions sections, please include a statement that the data presented represents past performance and cannot be used to predict future results.

Response: The Registrant will include this statement in its annual and, as applicable, semi-annual reports filed on Form N-CSR going forward.

TCW Enhanced Commodity Strategy Fund

4.	Comment: The Consolidated Schedule of Investments for the TCW Enhanced Commodity Strategy Fund currently only lists two swap counterparties. Please explain the risk if a counterparty fails.

Response: The swap agreements in which the TCW Enhanced Commodity Strategy Fund invests are marked-to-market on a daily basis. The collateral is held in cash form in a collateral account at the custodian bank, as required by the 1940 Act. The collateral remains in the relevant counterparty’s account at the custodian bank. Were a counterparty to fail, the Fund would direct the custodian to freeze the collateral so that it could not be reclaimed by the failed counterparty.

The Fund could be exposed to the risk of a failed counterparty to the extent that the counterparty owed money to the collateral account. TCW Investment Management Company, the Fund’s investment adviser, monitors the movement of collateral. Furthermore, the collateral agreements between the Fund and its counterparties specify minimum thresholds for movement of collateral so that modest movements in the value of a swap agreement will not trigger movement unless certain minimum thresholds specified by the collateral agreement are satisfied.

5.	Comment: The Consolidated Schedule of Investments for the TCW Enhanced Commodity Strategy Fund currently only lists two swap counterparties. Please consider having at least five counterparties per the SEC staff’s preferred practice.

Response: The TCW Enhanced Commodity Strategy Fund currently has approximately $4 million in assets under management. The Fund derives its exposure to the commodity index via a bespoke total return swap, whereby the Fund receives the total return of the pre-roll index and pays a flat fee on the notional amount. The bespoke element of the swap and the small size of the Fund practically limit the Fund’s ability to engage more than two counterparties at this time. The Registrant undertakes to consider the SEC staff’s comment going forward.

*    *    *

We believe that the foregoing has been responsive to the SEC staff’s comments. Please call the undersigned at (213) 244-0646 if you wish to discuss this correspondence further.

Sincerely,

/s/ Patrick W. Dennis

Patrick W. Dennis

Assistant Secretary

2